UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 4, 2006

via U.S. mail

Mr. Halbert S. Washburn
BreitBurn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California 90071

      Re:	BreitBurn Energy Partners L.P.
      	Amendment No. 1 to Form S-1
      	Filed July 13, 2006
      	File No. 333-134049

Dear Mr. Washburn:

      We have reviewed your filing and have the following comments.
The page references in our comments are to the black-lined copy of the amendment to the Form
S-1. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Update your disclosure generally to provide the most current information available. For example, disclose the terms of the credit facility once finalized, and disclose whether you would have been in compliance with all its ratios and other parameters as of the most recent practicable date. Also disclose the currently omitted percentage of current gross income to which you refer at page 140 under "Partnership Status."
2. We refer you to prior comment 2 and reissue it insofar as you still need to file a number of documents as exhibits and provide us with the sales materials we requested. In addition, other exhibits we would expect to be filed include the compensation agreements with executive officers that BreitBurn Management will assume and the group member and contribution agreements cited in Section 7.1(b) of the agreement included as Appendix A. We may have additional comments on all such documents, including the opinions of counsel, once we have had the opportunity to review them.

Cash Distribution Policy and Restrictions on Distributions
3. We reissue prior comment 11. We have reviewed the information you provided supplementally. By including in your prospectus the tabular presentation along with sufficient explanatory text, the reader should be able to receive a more complete picture of your expectations. You also will provide context for your expected cash distributions going forward.

Management, page 105
4. Please revise the sketches of Messrs. Williamson and McFarland to specify when each held each listed office during the past five years.
Refer to prior comment 22.
5. Provide additional detail regarding the executive compensation to be provided. Disclose the amounts of salary, bonuses and other benefits for each executive officer with an employment agreement, and explain how and when amounts for other executive officers will be determined. Refer to prior comment 23.

Certain Relationships and Related Party Transactions

Distributions and Payments to our General Partner and its Affiliates, page 115
6. We note your disclosure of the reimbursement of expenses or payments to your general partner and its affiliates under the "Operational Stage." Please specify whether the reimbursement is of actual expenses and payments, and whether there are any additional fees or other payments that may also be made to these entities in regard to the operation of the partnership. Finally, please state the method for determining the amount of overhead that will be allocated to the Partnership by Provident.

Conflicts of Interest and Fiduciary Duties, page 117
7. We reissue in part our prior comment 21. Please state what happens if the conflicts committee determines that there is a conflict.

Underwriting, page 163
8. We note your response to prior comment 25. Please indicate to us how the underwriters respond to this comment, rather than indicating that your response is based on your "knowledge and belief."

Financial Statements - Pro Forma, page F-2

Note 5 - Oil and Natural Gas Activities, page F-9
9. We note that in response to prior comment 29 you have included the additional information related to your oil and natural gas reserves in a manner that corresponds with your unaudited pro forma consolidated financial statements` presentation. However, it appears that the beginning balances of your proved oil reserves are not mathematically correct, as the historical amount less the retained operations amount does not equal the partnership pro forma amount.

Financial Statements - BreitBurn Energy Company LP, page F-12

Note 12 - Property Divestments, page F-42
10. The $3.4 million that you indicate as being recorded as "cost of uncompleted contract in excess of related billing," does not appear to mathematically agree with the corresponding amount presented on your consolidated balance sheet.

Financial Statements - Nautilus Resources LLC, page F-57

Note 1 - Organization and Summary of Significant Accounting
Policies,
page F-61

Oil and Gas Producing Activities, page F-61
11. We have read your response to prior comment 33, and the corresponding revisions you made to your disclosures. However, it appears that you have not fully complied with the disclosure requirements of Rule 4-10(c)(7)(ii), regarding the current status of significant unproved properties/projects, anticipated timing of their inclusion in the amortization calculation, and inclusion of the three-year tabular presentation of activity and categorization of costs included in unproved properties.

		Please revise your disclosure to include this information.
Also specify the amount of future development costs that were included in the pool of costs subject to amortization; and if there were any significant development projects for which costs were excluded from amortization under Rule 4-10(c)(3)(ii)(B), disclose the future development costs associated with such properties excluded from the amortization computation.

		Please revise the caption on the balance sheet to specify whether properties associated with the line item "undeveloped oil and gas properties" are proved or unproved.

Engineering Comments

Risk Factors, page 18

Many of our leases are in mature fields that have produced large quantities of oil and gas to date, page 26
12. We note your statement, "...the primary risk to infill development drilling is the presence of bypassed hydrocarbons, which may inhibit our ability to further find economically recoverable quantities of oil and gas in these areas." Per our teleconference of
August 4, 2006, please expand this disclosure to explain further this risk.

Assumptions and Considerations, page 53

Operations and Revenue, page 54
13. We note your disclosure "...we estimate that our total net production will be 1,705 MBoe for the twelve months ending June 30,
2007." Please amend this to disclose the production that you anticipate from California and Wyoming, respectively.
14. Please include here the figures for the average discount to NYMEX oil prices for your California and Wyoming properties, respectively, per your disclosure on page 92.




Capital Expenditures and Expenses, page 56
15. We note your statement, "The increase in estimated operating expenses is attributable to an increase in the overall cost of goods and services associated with our production activities as well as our estimated increase in production. These expenses reflect estimated increases of $2.2 million for utilities, $0.7 million for labor and
$0.4 million for well work." Per our teleconference of August 4, 2006, please reconcile for us the differences between the annual total operating expense used in your year-end 2005 reserve report and that projected for the twelve months ending June 30, 2007.

		The guidance in Financial Accounting Standard 69, paragraph
30(b), requires these expenditures to be "based on year-end costs and assuming continuation of existing economic conditions." We believe that requires all the components of production costs in your reserve report to be determined at year-end.

	Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Delaney at 202-551-3863, or in his
absence,
Karl Hiller at 202-551-3686 if you have questions regarding
comments
on the financial statements and related matters.  Please contact
Ron
Winfrey at 202-551-3704 if you have any questions regarding the
engineering comments.   Please contact Donna Levy at (202) 551-
3292,
or in her absence, Timothy Levenberg, Special Counsel, at (202)
551-
3707 with any other questions.


      Sincerely,



	H. Roger Schwall
	Assistant Director



cc:	Alan Baden, Esq.
      D. Delaney
      K. Hiller
      T. Levenberg
      D. Levy
      R. Winfrey




Mr. Halbert Washburn
BreitBurn Energy Partners L.P.
August 4, 2006
Page 6